UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)

(Amendment No.                         )1

Akorn, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

009728106

(CUSIP Number)

October 7, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009728106	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Biomedical Value Fund I I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0

6 SHARED VOTING POWER 2,083,333 (See Item 4)

7 SOLE DISPOSITIVE POWER 0

8 SHARED DISPOSITIVE POWER 2,083,333 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,333 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%

12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 009728106	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Jeffery R. Jay, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0

6 SHARED VOTING POWER 2,083,333 (See Item 4)

7 SOLE DISPOSITIVE POWER 0

8 SHARED DISPOSITIVE POWER 2,083,333 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,083,333 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 009728106	13G	Page 4 of 7 Pages

Item 1(a) Name of Issuer:

The name of the issuer is Akorn, Inc. (“Akorn”).

Item 1(b) Address of Issuer’s Principal Executive Offices:

The address of Akorn’s principal executive office is 2500 Millbrook Drive, Buffalo Grove, Illinois 60089.

Item 2(a) Name of Person Filing:

This Schedule 13G is being jointly filed by Biomedical Value Fund I and Jeffrey R. Jay, M.D. (collectively, the “Reporting Persons”) pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”).

The Reporting Persons have entered into a Joint Filing Agreement, dated October 17, 2003, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 50 Fox Run Lane, Greenwich, Connecticut 06831.

Item 2(c) Citizenship:

Biomedical Value Fund I is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay is a citizen of the United States.

Item 2(d) Title of Class of Securities:

Common Stock, no par value per share (“Common Stock”).

Item 2(e) CUSIP NUMBER:

009728106

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4 Ownership.

(a)-(c). On October 7, 2003, Biomedical Value Fund I, formerly known as JRJay Public Investments, LLC, purchased 12,500 shares of Akorn’s Series A 6% Participating Convertible Preferred Stock, par value $1.00 per share, (the “Preferred Stock”) and received warrants to purchase 416,667 shares of

CUSIP No. 009728106	13G	Page 5 of 7 Pages

Akorn’s Common Stock at a purchase price of $1.00 per share (subject to adjustment from time-to-time as provided in such Warrants and in the Warrant Agreement dated as of October 7, 2003, between Akorn and Biomedical Value Fund I (formerly known as JRJay Public Investments, LLC) (collectively, the “Warrants”)) pursuant to the Preferred Stock and Note Purchase Agreement (the “Purchase Agreement”) dated as of September 25, 2003 by and among Akorn and the purchasers listed on the signature pages thereto. The shares of Preferred Stock are convertible into 1,666,666 shares of Common Stock, subject to adjustments specified in the Articles of Amendment to Article of Incorporation filed by Akorn. Pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13 of the Act, Biomedical Value Fund I may be deemed to beneficially own the 2,083,333 shares of Common Stock, representing approximately 9.6% of the outstanding Common Stock as of October 17, 2003, which would be received by Biomedical Value Fund I upon conversion of the shares of Preferred Stock and the exercise of the Warrants. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 19,729,759 shares of Common Stock outstanding as of July 21, 2003, as disclosed in the Purchase Agreement.

Biomedical Value Fund I is organized as a sole member limited liability company under the laws of the State of Delaware. Dr. Jay is the sole member of the Biomedical Value Fund I. As a result, Dr. Jay may be deemed to have shared voting and dispositive control over, and may be deemed to indirectly beneficially own, the shares of Preferred Stock, the Warrants, and the shares of Common Stock that would be received by Biomedical Value Fund I upon conversion of the shares of Preferred Stock and the exercise of the Warrants.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

CUSIP No. 009728106	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2003

Biomedical Value Fund I

/s/ Jeffrey R. Jay, M.D.

By:	Jeffrey R. Jay, M.D.

Its:	Senior Managing Member

/s/ Jeffrey R. Jay, M.D.

CUSIP No. 009728106	13G	Page 7 of 7 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 17, 2003

Biomedical Value Fund I

/s/ Jeffrey R. Jay, M.D.

By:	Jeffrey R. Jay, M.D.

Its:	Senior Managing Member

/s/ Jeffrey R. Jay, M.D.